Columbia Funds Series Trust I

One Financial Center

Boston, MA 02111

Writer’s Direct Contact

617.772.3265

December 2, 2009

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Ms. Laura Hatch

Re:	Columbia Funds Series Trust I (the “Registrant”)
Post-Effective Amendment No. 96 to Registration Statement on Form N-1A
File Nos. 2-99356; 811-04367

Dear Ms. Hatch:

In connection with the registration of the Trust under the Investment Company Act of 1940 (the “1940 Act”) and the issuance of an indefinite number of its securities under the Securities Act of 1933 (the “1933 Act”), we are transmitting for filing on EDGAR pursuant to Rule 485(a) under the 1933 Act Post-Effective Amendment No. 96 and Amendment No. 97 under the 1940 Act to the Trust’s Registration Statement on Form N-1A.

The purpose of the filing is to effect certain material changes to the prospectuses for each of Columbia Asset Allocation Fund, Columbia Dividend Income Fund, Columbia Liberty Fund, Columbia Contrarian Core Fund, Columbia Disciplined Value Fund, Columbia Large Cap Growth Fund and Columbia Small Cap Core Fund, series of the Registrant, in order to implement the summary section requirements of Form N-1A.

If you have any questions or comments, please contact the undersigned at the number set forth above.

Sincerely,

/s/ Peter T. Fariel

Peter T. Fariel

Assistant Secretary

Columbia Funds Series Trust I